PROSPECTUS                                      Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-35253


                                 300,000 Shares
                                     [LOGO]






                                  COMMON STOCK


 300,000 Shares are being registered by the Company for issuance pursuant to a
  Warrant To Purchase Shares Of Common Stock Of Sequent Computer Systems, Inc.
    dated August 7, 1996. See "Distribution." The Company's Common Stock is
        listed on the Nasdaq National Market under the symbol "SQNT." On
         September 15, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $24.375 per Share.
                       See "Price Range of Common Stock."

                                 ---------------

                  THIS ISSUANCE INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" COMMENCING ON PAGE 5 HEREOF.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                              PRICE $21.50 A SHARE

                                 ---------------

-----------------------------------------------------------------------------------------
                                                        Underwriting
                                     Price to          Discounts and          Proceeds to
                                  Warrant Holder        Commissions           Company (1)
-----------------------------------------------------------------------------------------
Per Share..................           $21.50                 $0                 $21.50
Total......................         $6,450,000               $0               $6,450,000
-----------------------------------------------------------------------------------------

(1)  Before deducting expenses payable by the Company estimated at $8,000.

                                 ---------------

September 16, 1997

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.

                                TABLE OF CONTENTS
                                                                            Page

Incorporation of Certain Documents by Reference................................2
The Company....................................................................4
Risk Factors...................................................................5
Use of Proceeds...............................................................10
Determination of Offering Price...............................................10
Distribution..................................................................10
Legal Matters.................................................................10
Experts.......................................................................11
Available Information.........................................................11

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 0-15627) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997; and
(iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement.

Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to Sequent Computer Systems, Inc., 15450 S.W. Koll Parkway, Beaverton, Oregon 97006, Attention: Robert S. Gregg, Sr. Vice President-Finance and Legal and Chief Financial Officer (telephone: (503) 626-5700). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                                ---------------

     Sequent(R) and Symmetry(R) are registered trademarks and NUMA-Q and IQ-Link are trademarks of Sequent Computer Systems, Inc.

                                   THE COMPANY

     Sequent Computer Systems, Inc. ("Sequent" or the "Company") is a leading provider of high-end scalable data-center-ready open systems solutions for large organizations spanning diverse industries. The Company pioneered the development of large-scale, Intel-based symmetric multi-processing ("SMP") systems in the 1980s and has installed over 8,000 SMP systems worldwide. In 1996, Sequent was first to market with large-scale cache coherent nonuniform memory access ("CC-NUMA") systems based on Intel's Pentium Pro architecture and designed to run the UNIX operating system. The Company's products are used primarily as database servers for large on-line transaction processing ("OLTP") and decision support systems ("DSS")/data warehousing applications built with relational database management system ("RDBMS") software.

     The Company was incorporated in Delaware in January 1983 and was reincorporated in Oregon in December 1988. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Sequent" refer to the prior Delaware corporation and the current Oregon corporation and its subsidiaries. The Company's principal executive offices are located at 15450 S.W. Koll Parkway, Beaverton, Oregon 97006, and its telephone number at that location is (503) 626-5700.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following Risk Factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. This section contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the Risk Factors set forth below.

     Fluctuations in Quarterly Results. The Company's results of operations have fluctuated significantly from period to period, including on a quarterly basis. The Company has historically experienced strong fourth-quarter orders and revenue and relatively weak first-quarter orders and revenue from customers. A significant portion of the Company's products are shipped in the quarter in which the orders are received. The Company's backlog has historically been relatively small and is not necessarily indicative of future sales levels. As is the case with many high technology companies, a disproportionately large percentage of a quarter's total sales occur in the last month and weeks and days of such quarter. The Company's quarterly sales and operating results, therefore, depend in large part on the volume and timing of orders received during the quarter, which are difficult to forecast. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall of demand for the Company's products and services in relation to the Company's expectations could have an immediate material adverse effect on the Company's business, operating results and financial condition. Further, as the Company's sales to major accounts continue to increase, the Company expects that a limited number of large sales may account for a more significant portion of revenue in some quarters, creating greater exposure to possible fluctuations in revenue. In addition, larger orders typically involve substantially longer selling cycles, which makes quarterly forecasts of sales more difficult.

     The Company may experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's products, introduction or enhancement of products by the Company or its competitors, market acceptance of new products including its NUMA-Q products, the timing of sales to large accounts, pricing, pressures, the mix of products sold and the mix between product and service revenue, lengthy sales cycles, capital spending levels by customers, shipment interruptions due to quality problems and general economic conditions. Because of all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of securities analysts or investors. In such event, the market price of the Company's Common Stock could be materially adversely affected.

     Recent Introduction of NUMA-Q; Product Concentration. During 1996, the Company made significant investments in the continuing development of its NUMA-Q products and the expansion of its sales organization to market this new product line. Shipments of NUMA-Q products began in late 1996, and from late 1996 through the second quarter of 1997 the Company sold approximately 240 NUMA-Q systems. By the second quarter of 1997, a majority of the Company's sales were from NUMA-Q products, and the Company expects to become increasingly dependent on revenue from sales of these products. Accordingly, broad customer acceptance of NUMA-Q products is critical to the Company's success. NUMA-Q is a new architecture that has not yet been widely implemented and has not yet gained widespread customer acceptance. Because the Company has only recently begun shipping NUMA-Q products, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in NUMA-Q products, or, if discovered, such errors will be successfully corrected in a timely and cost-effective manner. The Company's business, operating results and financial condition could be materially adversely affected if NUMA-Q products fail to gain customer acceptance, sales of these products are lower than anticipated by the Company, competitive products are introduced or significant hardware or software errors are found in these systems.

     Competition. The computer business is intensely competitive. The Company competes with a number of companies that have considerably greater financial, marketing, technical and operating resources. The Company competes with, among others, Hewlett-Packard Company, Digital Equipment Corporation, International Business Machines Corporation and Sun Microsystems, Inc., which have large installed customer bases in many of the markets addressed by the Company. All of these companies offer products that compete with Sequent's products. Silicon Graphics, Inc. and Data General Corporation have already introduced products based on CC-NUMA technology and other companies are believed to be developing products based on CC-NUMA technology. Most also have large professional services organizations and alliances with many of the same hardware and software vendors with which Sequent has strategic relationships. No assurances can be given that the Company will have the financial resources, marketing, distribution and service organizations, technical capabilities or depth of key personnel necessary to compete successfully in the future.

     Product Development. The computer industry is subject to rapid and significant technological change and frequent introductions of new competitive products. To remain competitive, the Company will be required to continue to invest substantially in research and development, enhance its existing products (including its NUMA-Q products), introduce new competitive products and maintain price/performance advantages in its selected markets. There can be no assurance that it will be able to respond adequately to unexpected technological changes in its markets or that future products will be successful.

     Strategic Relationships. The Company has developed strategic relationships with leading hardware and software providers and is engaged in joint research and product development and marketing arrangements with these companies. The Company's ability to enhance its existing NUMA-Q products and develop new products is significantly dependent on maintaining and strengthening the Company's relationships with leading providers, particularly Intel Corporation, Microsoft Corporation and Oracle Corporation. Many of these hardware and software vendors also have significant development and marketing relationships with the Company's competitors.

The Company plans to continue its strategy of developing technology and marketing relationships with these and other leading hardware and software vendors. There can be no assurance that the Company will be successful in its ongoing strategic relationships or that the Company will be able to find additional suitable business relationships as it develops new products. Any failure to continue or expand such relationships could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company's strategic partners, most of which have significantly greater financial and marketing resources than the Company, will not develop and market products in competition with the Company in the future, discontinue their relationships with the Company or form or strengthen arrangements with the Company's competitors.

     Supply of Components. Certain components used by the Company, including Intel microprocessors, custom VLSI gate arrays and intelligent high-speed data switches (IQ-Link), are only available from single sources. The Company attempts to reduce the risk of supply interruption through greater inventory positions in sole-source components. Other components, such as memory chips, have occasionally been in short supply throughout the industry. Failure to obtain sole-source or other parts and components in adequate quantities on a timely basis could increase costs or delay shipments and have an adverse effect on the Company's revenues and net income. The adverse effect of a supplier's failure to meet Sequent's requirements may be intensified by the fact that a large portion of orders are received, and the products shipped, at the end of a quarter.

     Capitalization of Software Development Costs. The Company has made and continues to make significant investments in software development. The amount of expenditures that qualify for capitalization under Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" may vary from period to period as software projects progress through the development life-cycle. These variations could impact the Company's operating results in any given period. Unamortized software development costs were approximately $63.2 million at June 28, 1997. If technological developments or other factors were to jeopardize the realizability of such assets, the Company could be required to write off all or a substantial portion of such capitalized values, which could have a material adverse effect on the Company's results of operations for the period in which the write-off occurs.

     Inventory Obsolescence; Prepaid Licenses. The Company expects sales of Symmetry products to continue to decline as NUMA-Q products gain market acceptance. Symmetry inventory net of reserves was $32.6 million at June 28, 1997. Based upon current sales forecasts, the Company expects that substantially all of the Symmetry inventory will be sold and that no significant write-offs in excess of reserves will be required. However, if Symmetry sales decline more rapidly than expected, write-offs of the Symmetry inventory could be required, which could have a material adverse effect on the Company's results of operations. The Company has entered into agreements with various software vendors under which the Company has prepaid licenses and royalties for software to be sold by the Company. Prepaid licenses and royalties were approximately $27 million at June 28, 1997. Such prepaid amounts are generally realized by charging cost of products sold for software sales by the Company. The Company's ability to realize these prepaid amounts is contingent on customer demand for the software and sales of the software to Sequent's customers. Management presently believes that software sales will be sufficient to recover the prepaid amount. However, no assurance can be made that such prepaid amounts will be realized. See "Risk Factors -- Recent Introduction of NUMA-Q; Product Concentration."

     Uncertain Protection of Intellectual Property. The Company's success and ability to compete is dependent in part upon its internally developed technology. While the Company relies on patent, trademark, trade secret and copyright law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company generally enters into confidentiality or license agreements with its employees, consultants and vendors and generally seeks to control access to and distribution of its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that such confidentiality and license agreements will be enforceable.

     Periodically, the Company has received, and may receive in the future, notices of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions (including the costs of litigation) will not materially adversely affect the Company's business, operating results and financial condition. If any claims or actions are asserted against the Company, the Company may seek to license a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on reasonable terms or at all.

     Availability of Key Personnel; Expansion of Sales Force. The Company's continued growth depends upon its ability to attract, integrate and retain qualified management, technical and sales and support personnel for its operations. During 1996 and the first quarter of 1997, the Company significantly expanded its sales force, from 174 sales personnel as of December 31, 1995 to 247 sales personnel as of June 28, 1997. Competition for such personnel is intense, and the Company may find it difficult to attract such personnel in a timely and efficient manner or to retain and integrate such personnel. This competition could adversely affect the Company's ability to expand and manage its sales force to sell its NUMA-Q products and professional services to large accounts and to develop marketing relationships with large systems integrators.

     Manufacturing Risks. The Company's products are designed and manufactured for high reliability. If flaws in design, production, assembly or testing occur on the part of Sequent or its suppliers, Sequent may experience a rate of failure in its products that results in substantial repair or replacement costs and potential damage to its reputation. There can be no assurance that Sequent's efforts to monitor, develop and implement appropriate test and manufacturing processes for its products will be sufficient to permit Sequent to avoid a rate of failure in its products that results in substantial delays in shipment, significant repair or replacement costs and potential damage to Sequent's reputation, any of which could have a material adverse effect on Sequent's business, operating results and financial condition.

     International Operations. The Company derived 55% of its total revenues from foreign customers in the year ended December 28, 1996, a substantial portion of which was denominated in currencies other than U.S. dollars. Most of the Company's international sales are in Europe. International operations are subject to various risks, including exposure to currency fluctuations, the greater difficulty of administering business abroad and the need to comply with a wide variety of international and United States export laws and regulatory requirements.

     Volatility of Stock Prices. There has been a history of significant volatility in the market prices of the common stock of electronics companies, including that of the Company, and it is likely that the market price of the Company's Common Stock will continue to be subject to significant fluctuations. Factors such as the timing and market acceptance of new product introductions by the Company, the introduction of new products by the Company's competitors, variations in quarterly operating results, changes in securities analysts' recommendations regarding the Company's Common Stock, developments in the electronics industry and general economic conditions may have a significant impact on the market price of the Company's Common Stock. In addition, the equity markets in recent years have experienced significant price and volume fluctuations that have affected the market prices of technology companies and that have often been unrelated to the operating performance of such companies.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 300,000 shares of Common Stock offered by the Company hereby (at an offering price of $21.50 per share and after deducting estimated offering expenses payable by the Company) are estimated to be approximately $6.4 million. The Company intends to use the net proceeds for general corporate purposes, including working capital, product development and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no current plans, agreements or commitments with respect to any such acquisition or investment, and the Company is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds will be invested in investment grade, short-term, interest-bearing securities and the Company may use a portion of the net proceeds from the offering to collateralize facilities financing transactions.

                         DETERMINATION OF OFFERING PRICE

     The offering price of $21.50 per share of the Company's Common Stock was determined in accordance with a Warrant to Purchase Shares of Common Stock of Sequent Computer Systems, Inc. (the "Warrant"). See "Distribution."

                                  DISTRIBUTION

     The 300,000 shares (the "Shares") of the Company's Common Stock are being registered for issuance pursuant to the Warrant. Pursuant to the Warrant, on or about August 4, 1997, MCSB Technology, the holder of the Warrant (the "Holder"), requested that the Company file this Registration Statement with respect to the issuance of the Shares. The Company is required to file this Registration Statement within 45 days of its receipt of the Holder's request and to use its best efforts to cause the Shares to be registered.

     The Warrant, pursuant to its terms, may be exercised by the Holder in whole at any time, or in part from time to time, by (i) surrendering to the Company payment in full by wire transfer or certified check of $21.50 times the number of shares of the Company's Common Stock with respect to which the Warrant is being exercised and (ii) executing and delivering to the Secretary of the Company a valid Exercise Form. The Company shall deliver certificates for the Shares to the Holder as soon as practicable after such exercise.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon.

                                     EXPERTS

     The consolidated financial statements as of December 30, 1995 and December 28, 1996 and for each of the three years in the period ended December 28, 1996 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

     Sequent is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Centers, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of such reports, proxy statements and other information are also available from the Commission on the Internet at http://www.sec.gov. The Company's Common Stock is quoted for trading in the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates, as discussed above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance in which a copy of such contract or document is filed as an exhibit to the Registration Statement or another document filed by the Company with the Commission, reference is made to such copy and each such statement shall be deemed qualified in all respects by such reference. The Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.